Delisting Determination, The Nasdaq Stock Market, LLC, July 10, 2023, Puhui Wealth Investment Management Co., Ltd.
The Nasdaq Stock Market LLC (the Exchange) has determined to remove from listing the ordinary shares of Puhui Wealth Investment Management Co., Ltd. (the Company), effective at the opening of the trading session on July 20, 2023.
Based on review of information provided by the Company, Nasdaq
Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rule 5550(a)(2). The
Company was notified of the Staff determination on October 11, 2022. On October 18, 2022, the Company exercised its right to appeal the Staff determination to the Listing Qualifications Hearings
Panel (Panel) pursuant to Rule 5815. On November 16, 2022, Staff issued an additional delist determination for the Company failure to file its Form 20-F for the fiscal year ended June 30, 2022.
A Panel hearing was held on November 17, 2022.
On November 22, 2022, upon review of the information provided by the Company, the Panel determined to grant the Company request to remain listed in the Exchange subject to a series of milestones. After failing to meeting the Hearings Panel exception, March 27, 2022, the Hearings Panel issued a final decision denying the Company continued listing and notified the Company that trading in the Company securities would be suspended on March 29, 2023.
The Company did not appeal the Panel decision to the Nasdaq Listing and Hearing Review Council (Council) and the Council did not call the matter for review. The Staff determination to delist the Company became final on May 11, 2023.